FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

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In the Matter of	)
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SOUTHERN COMMUNITY BANK AND	)	CONSENT ORDER
TRUST	)
WINSTON-SALEM, NORTH CAROLINA	)	FDIC-10-823b
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(Insured State Nonmember Bank))
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The Federal Deposit Insurance Corporation (“FDIC”) is the appropriate Federal banking agency for Southern Community Bank and Trust, Winston-Salem, North Carolina (“Bank”) under 12 U.S.C. § 1813(q).

The Bank, by and through its duly elected and acting Board of Directors (“Board”), has executed a “Stipulation to the Issuance of a Consent Order” (“Stipulation”), dated February 16, 2011, that is accepted by the FDIC and the North Carolina Commissioner of Banks (the “Commissioner”).  The Commissioner may issue an order pursuant to the provisions of N.C. Gen. Stat. § 53-107.1 (2005).

With the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulation relating to weaknesses in capital, asset quality, management, earnings, and liquidity, to the issuance of this Consent Order (“ORDER”) by the FDIC and the Commissioner.

Having determined that the requirements for issuance of an order under 12 U.S.C. § 1818(b) and section 53-107.1 of the North Carolina General Statutes have been satisfied, the FDIC and the Commissioner hereby order that:

BOARD OF DIRECTORS

1.            (a)          Beginning with the effective date of this ORDER, the Board shall increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all of the Bank's activities, consistent with the role and expertise commonly expected for directors of banks of comparable size.  This participation shall include meetings to be held no less frequently than monthly at which, at a minimum, the following areas shall be reviewed and approved:  reports of income and expenses; new, overdue, renewal, insider, charged-off, and recovered loans; investment activity; operating policies; and individual committee actions.  Board minutes shall document these reviews and approvals, including the names of any dissenting directors.

(b)         Within 30 days from the effective date of this ORDER, the Board shall establish a Board committee (“Directors’ Committee”), consisting of at least five members, to oversee the Bank’s compliance with the ORDER.  Three of the members of the Directors’ Committee shall not be officers of the Bank.  The Directors’ Committee shall receive from Bank management monthly reports detailing the Bank’s actions with respect to compliance with the ORDER.  The Directors’ Committee shall present a report detailing the Bank’s adherence to the ORDER to the Board at each regularly scheduled Board meeting.  Such report shall be recorded in the appropriate minutes of the Board’s meeting and shall be retained in the Bank’s records.  Establishment of this committee does not in any way diminish the responsibility of the entire Board to ensure compliance with the provisions of this ORDER.

MANAGEMENT

2.            Within 120 days from the effective date of this ORDER, the Bank shall have and retain qualified management.

(a)          Each member of management shall have the qualifications and experience commensurate with his or her assigned duties and responsibilities at the Bank.  Management shall include the chief executive officer, chief credit officer, and chief financial officer with supervisory experience levels for the Bank’s risk profile.  Each member of management shall be provided appropriate written authority from the Board to implement the provisions of this ORDER.

(b)          The qualifications of management shall be assessed on its ability to:

(i)           Comply with the requirements of this ORDER;

(ii)          Operate the Bank in a safe and sound manner;

(iii)         Comply with applicable laws and regulations; and

(iv)         Restore all aspects of the Bank to a safe and sound condition, including, but not limited to, asset quality, capital adequacy, earnings, management effectiveness, risk management, liquidity, and sensitivity to market risk.

(c)          Within 30 days from the effective date of this ORDER, the Board shall engage an independent third party acceptable to the Regional Director of the FDIC's Atlanta Regional Office ("Regional Director") and the Commissioner (collectively, “Supervisory Authorities”) that possesses appropriate expertise and qualifications to analyze and assess the Bank's Board, management, staffing performance, and staffing needs.  The engagement shall require that the analysis and assessment shall be summarized in a written report to the Board (“Management Report”).  Within 30 days of receipt of the Management Report, the Board will conduct a full and complete review of the Management Report, which review shall be recorded in the minutes of the meeting of the Board.  The analysis and assessment shall be developed by an outside consultant reporting to the Bank’s Board.

(d)          The Bank shall provide the Supervisory Authorities with a copy of the proposed engagement letter or contract with the third party for review before it is executed.  The contract or engagement letter, at a minimum, shall include:

(i)           a description of the work to be performed under the contract or engagement letter, the fees for each significant element of the engagement, and the aggregate fee;

(ii)          the responsibilities of the firm or individual;

(iii)         an identification of the professional standards covering the work to be performed;

(iv)         identification of the specific procedures to be used when carrying out the work to be performed;

(v)          the qualifications of the employee(s) who are to perform the work;

(vi)         the time frame for completion of the work;

(vii)        any restrictions on the use of the reported findings;

(viii)       a provision for unrestricted examiner access to workpapers; and

(ix)         a certification that the firm or individual is not affiliated in any manner with the Bank.

(e)          Within 60 days of receipt of the Management Report, the Board will develop a written Management Plan that incorporates the findings of the report, a plan of action in response to each recommendation contained in the Management Report, and a time frame for completing each action. At a minimum, the Management Plan shall:

(i)           contain a recitation of the recommendations included in the Management Report or otherwise communicated to the Bank, along with a copy of any other report(s) prepared for the Board by the outside consultant(s);

(ii)          identify the type and number of officer positions needed to manage and supervise the affairs of the Bank, detailing any vacancies or additional needs and giving appropriate consideration to the size and complexity of the Bank;

(iii)         identify the type and number of key staff positions needed to carry out the Bank’s strategic plan, detailing any vacancies or additional needs;

(iv)         identify the authorities, responsibilities, and accountabilities attributable to each position, as well as the appropriateness of the authorities, responsibilities, and accountabilities, giving due consideration to the relevant knowledge, skills, abilities, and experience of the incumbent (if any) and the existing or proposed compensation;

(v)          present a clear and concise description of the relevant knowledge, skills, abilities, and experience necessary for each position, including delegations of authority and performance objectives;

(vi)         identify the appropriate level of current and deferred compensation to each officer and key staff position, including executive officer positions;

(vii)        evaluate the current and past performance of all existing Bank officers, including directors, executive officers, and key staff members, indicating whether the individuals are competent and qualified to perform present and anticipated duties, adhere to the Bank’s established policies and practices, and operate the Bank in a safe and sound manner;

(viii)       establish requirements and methodologies to periodically evaluate each individual's job performance;

(ix)          identify and establish Bank committees needed to provide guidance and oversight to management;

(x)           establish a plan to terminate, rotate, or reassign officers and key staff as necessary, as well as recruit and retain qualified personnel consistent with the Board's analysis and assessment of the Bank's staffing needs;

(xi)          identify training and development needs, and incorporate a plan to provide such training and development;

(xii)         establish procedures to periodically review and update the Management Plan, as well as periodically review and assess the performance of each officer and key staff member;

(xiii)        contain a current organizational chart that identifies all existing and proposed key staff and officer positions, delineates related lines of authority and accountability, and establishes a written plan for addressing any identified needs; and

(xiv)       contain a current management succession plan.

(f)           A copy of the Management Report and Management Plan and any subsequent modification thereto shall be submitted to the Supervisory Authorities for review and comment.  Within 30 days from receipt of any comment, and after consideration of such comment, the Board shall approve the Management Plan and the approval shall be recorded in the minutes of the meeting of the Board.  Thereafter, the Bank and its directors, officers and employees shall implement and follow the Management Plan and any modifications thereto.  It shall remain the responsibility of the Board to fully implement the plan within the specified time frames.  In the event the plan, or any portion thereof, is not implemented, the Board shall immediately advise the Supervisory Authorities, in writing, of specific reasons for deviating from the Management Plan.

(g)         Within 30 days from the effective date of this ORDER, the Bank's Board shall develop and adopt an educational program for periodic training for each member of the Board.  The educational program shall include, at a minimum:

(i)           specific training in the areas of lending, operations, and compliance with laws, rules and regulations applicable to banks chartered in the state of North Carolina; and,

(ii)          specific training in the duties and responsibilities of the Board in connection with the safe and sound operation of the Bank.

Upon adoption of the educational program, it shall be submitted to the Regional Director of the FDIC's Atlanta Regional Office ("Regional Director") and the Commissioner (collectively, "Supervisory Authorities") for review and comment.  The Board shall document the training activities in the minutes of the next Board meeting following completion of the training.  The Board's actions as required by this paragraph shall be satisfactory to the Supervisory Authorities as determined at subsequent examinations.

(h)           During the life of this ORDER, the Bank shall notify the Supervisory Authorities in writing when it proposes to add any individual to the Bank’s Board or employ any individual as a senior executive officer.  The notification must be received at least 30 days before such addition or employment is intended to become effective and should include a description of the background and experience of the individual or individuals to be added or employed.  The Bank may not add any individual to its Board or employ any individual as a senior executive officer if the Regional Director issues a notice of disapproval pursuant to Section 32 of the Act, 12 U.S.C. § 1831i.

(i)           During the life of this ORDER, the Bank shall notify the Supervisory Authorities in writing within ten days when any Board member or executive officer resigns or is terminated.

CAPITAL

3.            (a)         Within 120 days from the effective date of this ORDER, the Bank shall have Tier 1 capital in such an amount as to equal or exceed eight (8%) percent of the Bank's total assets and total risk-based capital in such an amount as to equal or exceed eleven (11%) percent of the Bank’s total risk-weighted assets.  The Bank shall maintain these levels during the life of this ORDER.  In the event this ratio falls below the established minimum, the Bank shall notify the Supervisory Authorities and shall increase capital in an amount sufficient to comply with this paragraph within 90 days.

(b)         Within 60 days from the effective date of this ORDER, the Bank shall develop and adopt a plan for achieving and maintaining the capital levels required by paragraph 3(a) during the life of this ORDER.  The plan shall be submitted to the Supervisory Authorities for review and approval.

(c)          The level of Tier 1 capital and total risk-based capital to be maintained during the life of this ORDER pursuant to paragraph 3(a) shall be in addition to a fully funded allowance for loan and lease losses (“ALLL”), the adequacy of which shall be satisfactory to the Supervisory Authorities as determined at subsequent examinations and/or visitations.

(d)          Any increase in Tier 1 capital necessary to meet the requirements of paragraph 3 of this ORDER may be accomplished by the following:

(i)           The sale of common stock;

(ii)          The sale of non-cumulative perpetual preferred stock;

(iii)         The direct contribution of cash by the Board, shareholders, and/or parent holding company;

(iv)         Any other means acceptable to the Supervisory Authorities; or

(v)          Any combination of the above means.

(e)          Any increase in Tier 1 capital necessary to meet the requirements of paragraph 3 of this ORDER may not be accomplished through a deduction from the Bank’s ALLL.

(f)           If all or part of the increase in Tier 1 capital required by paragraph 3 of this ORDER is accomplished by the sale of new securities, the Board shall adopt and implement a plan for the sale of such additional securities, including the voting of any shares owned or proxies held or controlled by them in favor of the plan.  Should the implementation of the plan involve a public distribution of the Bank's securities (including a distribution limited only to the Bank's existing shareholders), the Bank shall prepare offering materials fully describing the securities being offered, including an accurate description of the financial condition of the Bank and the circumstances giving rise to the offering, and any other material disclosures necessary to comply with the applicable securities laws.  Prior to the implementation of the plan involving the public distribution of the Bank’s securities and, in any event, not less than 20 days prior to the dissemination of such materials, the plan and any materials used in the public distribution of the Bank’s securities shall be submitted to the FDIC, Division of Supervision and Consumer Protection, Accounting and Securities Disclosure Section, 550 17th Street, N.W., Room F-6066, Washington, D.C. 20429 and to the North Carolina Office of the Commissioner of Banks, 4309 Mail Service Center, Raleigh, North Carolina 27699.  Any changes requested to be made in the plan or materials shall be made prior to their dissemination.

(g)          In complying with the provisions of paragraph 3 of this ORDER, the Bank shall provide to any subscriber and/or purchaser of the Bank's securities, a written notice of any planned or existing development or other changes, which are materially different from the information reflected in any offering materials used in connection with the sale of Bank securities.  The written notice required by this paragraph shall be furnished within 10 days from the date such material development or change was planned or occurred, whichever is earlier, and shall be furnished to every subscriber and/or purchaser of the Bank's securities who received or was tendered the information contained in the Bank's original offering materials.

(h)           For the purposes of this ORDER, the terms “Tier 1 capital,” “total risk-based capital,” and “total assets” shall have, the meanings ascribed to them in Part 325 of the FDIC Rules and Regulations, 12 C.F.R. Part 325.

LIQUIDITY AND FUNDS MANAGEMENT POLICY

4.            (a)          Within 60 days from the effective date of this ORDER, the Bank shall adopt and implement a written plan addressing liquidity, contingency funding, interest rate risk, and asset liability management, which plan shall include, at a minimum, revisions to address all items of criticism in the Report of Examination dated as of June 30, 2010 (“Report”).

(b)          The plan shall incorporate the guidance contained in Financial Institution Letter (“FIL”) 84-2008, dated August 26, 2008, entitled Liquidity Risk Management.  The plan shall provide restrictions on the use of brokered and internet deposits consistent with safe and sound banking practices.

(c)          A copy of the plan shall be submitted to the Supervisory Authorities upon its completion for review and comment.  Within 30 days from the receipt of any comments from the Supervisory Authorities, the Bank shall incorporate those recommended changes.  Thereafter, the Bank shall implement and follow the plan.

(d)          Beginning with the effective date of this ORDER, the Bank’s management shall review its liquidity position to ensure that the Bank has sufficient liquid assets or sources of liquidity to meet current and anticipated liquidity needs.  This review shall include an analysis of the Bank’s sources and uses of funds (cash flow analysis).  The results of this review shall be presented to the Board for review each month, with the review noted in the minutes of the Board meeting.

REDUCTION OF CLASSIFIED ASSETS

5.           (a)           Within 60 days from the effective date of this ORDER, the Bank shall formulate a written plan to reduce the Bank’s risk exposure in each asset or relationship in excess of $250,000 classified “Substandard” or “Doubtful” in the Report.  For purposes of this paragraph, “reduce” means to collect, charge off, or improve the quality of an asset so as to warrant its removal from adverse classification by Supervisory Authorities.  In developing the plan mandated by this paragraph, the Bank shall, at a minimum, and with respect to each adversely classified loan or lease, review, analyze, and document the financial position of the borrower, including source of repayment, repayment ability, and alternative repayment sources, as well as the value and accessibility of any pledged or assigned collateral, and any possible actions to improve the Bank’s collateral position.

(b)          In addition, the written plan mandated by this paragraph shall also include, but not be limited to, the following:

(i)           A quarterly schedule for reducing the outstanding dollar amount of adversely classified assets;

(ii)          A schedule showing, on a quarterly basis, the expected consolidated balance of all adversely classified assets, and the ratio of the consolidated balance to the Bank’s projected Tier 1 capital plus the ALLL;

(iii)         A provision for the Bank’s submission of monthly written progress reports to its Board; and

(iv)         A provision mandating Board review of the progress reports, with a notation of the review recorded in the minutes of the Board meeting.

(c)           The plan mandated by this paragraph shall further require a reduction in the aggregate balance of assets classified “Substandard” and “Doubtful” in the Report in accordance with the following schedule.  For purposes of this paragraph, “number of days” means number of days from the effective date of this ORDER.

(i)           Within 180 days, a reduction of fifteen percent (15%) in the balance of assets classified “Substandard” or “Doubtful.”

(ii)          Within 360 days, a reduction of thirty-five percent (35%) in the balance of assets classified “Substandard” or “Doubtful.”

(iii)         Within 540 days, a reduction of sixty percent (60%) in the balance of assets classified “Substandard” or “Doubtful.”

(iv)         Within 720 days, a reduction of seventy-five percent (75%) in the balance of assets classified “Substandard” or “Doubtful.”

(d)          The requirements of this paragraph do not represent standards for future operations of the Bank.  Following compliance with the above reduction schedule, the Bank shall continue to reduce the total volume of adversely classified assets.  The plan may include a provision for increasing Tier 1 capital when necessary to achieve the proscribed ratio.

(e)          Within 60 days from the effective date of this ORDER, the Bank shall submit the written reduction plan to the Supervisory Authorities for review and comment.  Within 30 days from receipt of any comment from the Supervisory Authorities, and after due consideration of any recommended changes, the Bank shall approve the plan, which approval shall be recorded in the minutes of the meeting of the Board.  Thereafter, the Bank shall implement and fully comply with the plan.  Such plans shall be monitored and progress reports thereon shall be submitted to the Supervisory Authorities at 90-day intervals concurrently with the other reporting requirements set forth in this ORDER.

ALLOWANCE FOR LOAN AND LEASE LOSSES

6.           (a)          Immediately upon the entry of this ORDER, the Board shall make a provision to replenish the ALLL which is underfunded as set forth in the Report.

(b)         Within 60 days from the effective date of this ORDER, the Board shall review the ALLL and establish a comprehensive policy for determining the adequacy of the ALLL.  For the purpose of this determination, the adequacy of the ALLL shall be determined after the charge-off of all loans or other items classified "Loss".  The policy shall provide for a review of the ALLL at least once each calendar quarter.  Said review shall be completed in time to properly report the ALLL in the quarterly Reports of Condition and of Income.  The review shall focus on the results of the Bank's internal loan review, loan and lease loss experience, trends of delinquent and non-accrual loans, an estimate of potential loss exposure of significant credits, concentrations of credit, and present and prospective economic conditions.  The review should include a review of compliance with FAS 114 currently codified as 310-10-35, Receivables—Overall—Subsequent Measurement, including separate identification of and the appropriate value for both collateral dependent loans and loans not collateral dependent.  The policy shall adhere to the guidance set forth in the Interagency Policy Statement on the Allowance for Loan and Lease Losses.  A deficiency in the ALLL shall be remedied in the calendar quarter it is discovered, prior to submitting the Reports of Condition and Income, by a charge to current operating earnings.  The minutes of the Board meeting at which such review is undertaken shall indicate the results of the review.  The Bank's policy for determining the adequacy of the ALLL and its implementation shall be satisfactory to the Supervisory Authorities.

REDUCTION OF CONCENTRATIONS OF CREDIT

7.            Within 30 days from the effective date of this ORDER, the Bank shall perform a risk segmentation analysis with respect to the Concentrations of Credit listed on the Concentration page of the Report and any other concentration deemed important by the Bank.  Concentrations should be identified by product type, geographic distribution, underlying collateral or other asset groups, which are considered economically related and, in the aggregate, represent a large portion of the Bank’s Tier 1 capital.  The Bank shall provide a copy of this analysis to the Supervisory Authorities, and the Board agrees to develop a plan to reduce any segment of the portfolio which the Supervisory Authorities deem to be an undue concentration of credit in relation to the Bank’s Tier 1 Capital.  The plan and its implementation shall be in a form and manner acceptable to the Supervisory Authorities as determined at subsequent examinations or visitations.

CHARGE-OFF

8.            (a)          Within 30 days from the effective date of this ORDER, the Bank shall eliminate from its books, by charge-off or collection, all assets or portions of assets classified "Loss" and 50 percent of those assets classified "Doubtful" in the Report that have not been previously collected or charged-off.  Elimination of any of these assets through proceeds of other loans made by the Bank is not considered collection for purposes of this paragraph.

(b)         Additionally, while this ORDER remains in effect, the Bank shall, within 30 days from the receipt of any official Report of Examination of the Bank from the FDIC or the Commissioner, eliminate from its books, by collection, charge-off, or other proper entries, the remaining balance of any asset classified “Loss” and 50 percent of the those classified “Doubtful” unless otherwise approved in writing by the Supervisory Authorities.

NO ADDITIONAL CREDIT

9.            (a)           As of the effective date of this ORDER, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, "Loss" or "Doubtful" and is uncollected.  The requirements of this paragraph shall not prohibit the Bank from renewing (after collection in cash of interest due from the borrower) any credit already extended to any borrower.

(b)          Additionally, during the life of this ORDER, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been classified, in whole or part, "Substandard” and is uncollected.

(c)          Paragraph 9(b) shall not apply if the Bank’s failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank.  Prior to the extending of any additional credit pursuant to this paragraph, either in the form of a renewal, extension, or further advance of funds, such additional credit shall be approved by a majority of the Board or a designated committee thereof, who shall certify in writing:

(i)           why the failure of the Bank to extend such credit would be detrimental to the best interests of the Bank;

(ii)          why the Bank’s position would be improved thereby, including an explanatory statement of how the Bank’s position would be improved; and

(iii)         that an appropriate workout plan has been developed and will be implemented in conjunction with the additional credit to be extended.

(d)          The signed certification shall be made a part of the minutes of the Board or its designated committee and a copy of the signed certification shall be retained in the borrower’s credit file.

LENDING AND COLLECTION POLICIES

10.          (a)          Within 90 days from the effective date of this ORDER, the Bank shall revise, adopt, and implement written lending and collection policies to provide effective guidance and control over the Bank’s lending function.

(b)          The initial revisions to the Bank's written lending and collection policies, required by this paragraph, at a minimum, shall include the following:

(i)           provisions which require complete loan documentation, realistic repayment terms and current credit information adequate to support the outstanding indebtedness of the borrower.  Such documentation shall include current financial information, profit and loss statements or copies of tax returns and cash flow projections;

(ii)          provisions which incorporate limitations on the amount that can be loaned in relation to established collateral values;

(iii)         provisions which specify the circumstances and conditions under which real estate appraisals must be conducted by an independent third party;

(iv)         provisions which establish officer lending limits;

(v)          provisions that require proper supervision of construction loans and that adequate procedures are in place to monitor construction in relation to construction loan advances;

(vi)         provisions which require the preparation of a loan "watch list," which shall include relevant information on all loans in excess of $100,000 that are classified "Substandard" and "Doubtful" in the Report and by the Supervisory Authorities in subsequent Reports of Examination and all other loans in excess of $100,000 that warrant individual review and consideration by the Board as determined by the Loan Committee or active management of the Bank.  The loan "watch list" shall be presented to the Board for review at least monthly with such review noted in the minutes; and

(vii)        provisions to ensure compliance with FASB Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan.

(c)          The Bank shall also within 90 days from the effective date of this ORDER submit a copy of the revised written lending and collection policies to the Supervisory Authorities for review and comment.  Within 30 days from the receipt of any comments from the Supervisory Authorities, the Bank shall incorporate those recommended changes.  Thereafter, the Bank shall implement and follow the plan.

(d)          The Board shall adopt procedures whereby loan officer compliance with the revised written lending and collection policies are monitored and responsibility for exceptions thereto assigned.  The procedures adopted shall be reflected in the minutes of a Board meeting at which all members are present and the vote of each is noted.

INTERNAL LOAN REVIEW

11.          Within 90 days from the effective date of this ORDER, the Bank shall adopt an effective internal loan review and grading system to provide for the periodic review of the Bank's loan portfolio in order to identify and categorize the Bank's loans, and other extensions of credit which are carried on the Bank's books as loans, on the basis of credit quality.  Such system and its implementation shall be satisfactory to the Supervisory Authorities as determined at their initial review and at subsequent examinations and/or visitations.  At a minimum, the grading system shall provide for the following:

(a)           Specification of standards and criteria for assessing the credit quality of the Bank's loans;

(b)           Application of loan grading standards and criteria to the Bank's loan portfolio;

(c)           Categorization of the Bank's loans into groupings based on the varying degrees of credit and other risks that may be presented under the applicable grading standards and criteria, but in no case, will a loan be assigned a rating higher than that assigned by examiners at the last examination of the Bank without prior written notification to the Supervisory Authorities;

(d)           Assessment of the likelihood that each loan exhibiting credit and other risks will not be repaid according to its terms and conditions;

(e)           Identification of any loan that is not in conformance with the Bank's loan policy;

(f)           Identification of any loan which presents any unsafe or unsound banking practice or condition or is otherwise in violation of any applicable State or Federal law, regulation, or statement of policy;

(g)           Requirement of a written report to be made to the Board and Audit Committee, not less than quarterly after the effective date of this ORDER.  The report shall identify the status of those loans that exhibit credit and other risks under the applicable grading standards/criteria and the prospects for full collection and/or strengthening of the quality of any such loans; and

(h)           Specific policies governing Bank charge-offs of loans and underlying collateral taken to repay loans.

WRITTEN STRATEGIC PLAN

12.          Within 120 days from the effective date of this ORDER, the Bank shall prepare and submit to the Supervisory Authorities its written strategic plan consisting of long-term goals designed to improve the condition of the Bank and its viability and strategies for achieving those goals.  The plan shall be in a form and manner acceptable to the Supervisory Authorities, but at a minimum shall cover three years and provide specific objectives for asset growth, market focus, earnings projections, capital needs, and liquidity position.

BUDGET

13.          (a)          Within 90 days from the effective date of this ORDER, the Bank shall formulate and fully implement a written plan and a comprehensive budget for all categories of income and expense for the calendar year ending 2011.  The plan and budget required by this paragraph shall include formal goals and strategies, consistent with sound banking practices and taking into account the Bank’s other written policies, to improve the Bank’s net interest margin, increase interest income, reduce discretionary expenses, control overhead, and improve and sustain earnings of the Bank.  The plan shall include a projected balance sheet and a description of the operating assumptions that form the basis for and adequately support major projected income and expense components.  Thereafter, the Bank shall formulate such a plan and budget by December 15 preceding each subsequent budget year.

(b)          The plan and budget and any subsequent modification thereto shall be submitted to the Supervisory Authorities for review and comment.  Within 30 days after the receipt of any comment from the Supervisory Authorities, the Board shall approve the plan and budget or subsequent modification thereto, which approval shall be recorded in the minutes of the meeting of the Board.

(c)          Following the end of each calendar quarter, the Board shall evaluate the Bank’s actual performance in relation to the plan and budget and shall record the results of the evaluation, and any actions taken by the Bank, in the minutes of the Board meeting at which such evaluation is undertaken.

BROKERED DEPOSITS

14.           (a)          Throughout the effective life of this ORDER, the Bank shall not accept, renew, rollover any brokered deposit, as defined by 12 C.F.R. § 337.6(a)(2), unless it is in compliance with the requirements of 12 C.F.R. § 337.6(b), governing solicitation and acceptance of brokered deposits by insured depository institutions.

(b)          The Bank shall comply with the restrictions on the effective yields on deposits as described in 12 C.F.R. § 337.6.

RESTRICTIONS ON CERTAIN PAYMENTS

15.           (a)         While this ORDER is in effect, the Bank shall not declare or pay dividends or bonuses without the prior written approval of the Supervisory Authorities.  All requests for prior approval shall be received at least 30 days prior to the proposed dividend declaration date or bonus payment (at least 5 days with respect to any request filed within the first 30 days after the date of this ORDER) and shall contain, but not be limited to, an analysis of the impact such dividend or bonus payment would have on the Bank's capital, income, and/or liquidity positions.

(b)          During the term of this ORDER, the Bank shall not make any distributions of interest, principal or other sums on subordinated debentures, if any, without the prior written approval of the Supervisory Authorities.

REDUCTION OF ADVERSELY CLASSIFIED LOANS TO INSIDERS

16.           (a)          Within 60 days after the effective date of this ORDER, the Bank shall prepare and submit to the Supervisory Authorities for review and comment a written plan to eliminate the amount of loans or other extensions of credit advanced, directly or indirectly, to or for the benefit of Bank directors, executive officers, principal shareholders, or their related interests which were adversely classified in the Report.  For purposes of the plan, these terms shall be defined pursuant to Section 215.2 of Regulation O, 12 C.F.R. § 215.2.  No new loans or other extensions of credit shall be granted to or for the benefit of such obligors without first providing the Supervisory Authorities 30 days prior written notification of the anticipated action.  Such plan shall include, but not be limited to:

(i)           Dollar levels to which the Bank shall reduce each extension of credit within 3 months after the effective date of this ORDER; and

(ii)          Provisions for the submission of monthly written progress reports to the Bank’s board of directors for review and notation in minutes of the meetings of the board of directors.  As used in this paragraph, “reduce” means to:

a.	Charge-off

b.	Collect, or

c.	Improve the quality of such assets so as to warrant removal of any adverse classification by the FDIC and the State.

(b)         After the Supervisory Authorities have responded to the plan, the Bank’s board of directors shall adopt the plan as amended or modified by the Supervisory Authorities.  The plan will be implemented immediately to the extent that such provisions are not already in effect at the Bank.

VIOLATIONS OF LAW AND
CONTRAVENTIONS OF STATEMENTS OF POLICY

17.           Within 60 days from the effective date of this ORDER, the Bank shall eliminate and/or correct all violations of law and regulation as well as all contraventions of statements of policy that are contained in the Report.  In addition, the Bank shall take all necessary steps to ensure future compliance with all applicable laws, regulations, and statements of policy.

NO MATERIAL GROWTH WITHOUT PRIOR NOTICE

18.           During the life of this ORDER, the Bank shall notify the Supervisory Authorities at least 60 days prior to undertaking asset growth to 10 percent (10%) or more per annum or initiating material changes in asset or liability composition.  In no event shall asset growth result in noncompliance with the capital maintenance provisions of this ORDER unless the Bank receives prior written approval of the Supervisory Authorities.

PROGRESS REPORTS

19.           Within 30 days from the end of the first quarter following the effective date of this ORDER, and within 30 days of the end of each quarter thereafter, the Bank shall furnish written progress reports to the Supervisory Authorities detailing the form and manner of any actions taken to secure compliance with this ORDER and the results thereof.  Such reports shall include a copy of the Bank's Reports of Condition and of Income.  Such reports may be discontinued when the corrections required by this ORDER have been accomplished and the Supervisory Authorities have released the Bank in writing from making further reports.  All progress reports and other written responses to this ORDER shall be reviewed by the Board and made a part of the minutes of the appropriate Board meeting.

DISCLOSURE

20.           Following the issuance of this ORDER, the Bank shall provide to its shareholders or otherwise furnish a description of this ORDER in conjunction with the Bank's next shareholder communication or in conjunction with its notice or proxy statement preceding the Bank's next shareholder meeting.  The description shall fully describe the ORDER in all material respects.  The description and any accompanying communication, statement, or notice shall be sent to the FDIC, Division of Supervision and Consumer Protection, Accounting and Securities Disclosure Section, 550 17th Street, N.W., Room F-6066, Washington, D.C. 20429 and to the North Carolina Office of the Commissioner of Banks, 4309 Mail Service Center, Raleigh, North Carolina 27699-4309, to review at least twenty (20) days prior to dissemination to shareholders.  The Bank shall make any changes required by the Supervisory Authorities prior to dissemination of the description, communication, notice, or statement.

The provisions of this ORDER shall not bar, estop, or otherwise prevent the FDIC, the Commissioner, or any other federal or state agency or department from taking any other action against the Bank or any of the Bank’s current or former institution-affiliated parties.

This ORDER shall be effective on the date of issuance.

The provisions of this ORDER shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof.

The provisions of this ORDER shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside in writing.

Issued Pursuant to Delegated Authority.

Dated this 16th day of February, 2011.

/s/ Thomas J. Dujenski
Thomas J. Dujenski
Regional Director
Division of Risk Management Supervision
Atlanta Region
Federal Deposit Insurance Corporation

The North Carolina Commissioner of Banks having duly approved the foregoing ORDER, and the Bank, through its Board, agree that the issuance of the said ORDER by the Federal Deposit Insurance Corporation shall be binding as between the Bank and the Commissioner to the same degree and legal effort that such ORDER would be binding on the Bank if the Commissioner had issued a separate ORDER that included and incorporated all of the provisions of the foregoing ORDER pursuant to the provisions of N.C. Stat. § 53-107.1(2005).

Dated this 16th day of February, 2011.

/s/ Joseph A. Smith, Jr.
Joseph A. Smith, Jr.
Commissioner of Banks
State of North Carolina